November 20, 2010

Mr. H. R. Hallock
U. S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, D. C. 20549

Dear Mr. Hallock,

As you requested in our conference call Friday, November 19, I am writing to confirm the additional changes being made to the N1-A filing for Armstrong Associates, Inc. (Armstrong).  These changes are in addition to the changes that were described in our filing of November 11, 2010.

 I acknowledge that:

a.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings.
b.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
c.	The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The additional changes to Armstrong’s N1-A filing are as follows:

1.
The second sentence under the heading Fees and Expenses, “The  expenses shown under Annual Fund Operating Expenses are based upon those incurred in the fiscal year ended June 30, 2010.” is being deleted.

2.
In the first paragraph of Principal Investment Strategies the last sentence of the paragraph is being changed to read, “High quality short-term debt investments, such as U.S. Treasury Bills, are used to adjust the Fund’s equity position.”

3.
Under the heading Information on Risk Return, the first sentence is being changed to read, “The bar chart below provides some indication of risks of investing in the Fund by showing the Fund’s performance in each calendar year over a ten-year period.”

4.	A footnote to the Calendar Year Total Returns bar chart is being added and reads as follows: “2010 year-to-date return is 2.4% (December 31, 2009 through quarter ending September 30, 2010)”.

5.	Under the heading Tax Information the first sentence of that paragraph is being deleted.

6.
Under the heading Investment Objective, Strategies and Risks at the end of the fourth paragraph that begins “The general market value…”, the following sentence is being added to the end of the paragraph: “As of September 30, 2010, common stocks represented 84.62% of the total net assets of the Fund’s portfolio.”

7.
In connection with the use of short term debt discussed in the Portfolio Balance Risk, I confirm my position that there is not a meaningful price risk in the short term debt held in the Fund’s portfolio due to the short term nature and very high credit quality of the instruments involved.

8.
Under Investing in the Fund, Pricing of Fund Shares, the first sentence of the first paragraph is being changed to read, “The purchase and redemption price of the Fund’s shares is equal to the Fund’s net asset value per share next calculated after the order is received in proper form.”

In the STATEMENT OF ADDITIONAL INFORMATION the changes are as follows:

9.
After the first sentence of the first paragraph under Structure of Board of Directors the following sentences are being added: “The Independent Directors have broad experience in a variety of fields which include medicine, real estate development, insurance, charitable activities and public accounting.  The diverse backgrounds of the Directors, combined with long and in-depth association with the Fund, provide the Board with a wealth of insight and experience to call upon in carrying out the duties and responsibilities of the Board on behalf of the Fund.

10.
Commenting on the second paragraph of the Structure of Board of Directors, the following additional information concerning the scheduling of Board meetings and related agenda preparation for such meetings is provided per your request:  Regular Board meetings are scheduled by consensus agreement of the Board members.  The agenda for a regular meeting is drawn up by the Fund’s management and covers regulatory requirements and other items that require the Board’s attention plus any items that any Director might request to be included. Any of the Directors may request a special board meeting at any time they feel necessary.  Given the close proximity of the Directors and the relatively small size of the Board, special meetings of the Board can easily be arranged if requested.

11.	The section covering Board’s Basis for Selection of Advisor is being deleted.

I believe the preceding covers your additional comments. With these changes I hope Armstrong can now file promptly under Rule 485(b) for immediate effectiveness.

Thank you very much for your patience and assistance in helping us work through this filing.

Sincerely,

C. K.  Lawson
President, Armstrong Associates, Inc.